Technology Funding
                                            460 St. Michael's Drive, Suite 1000
                                            Santa Fe, NM 87505


July 17, 2007


Mr. Dominic Minore
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C.  20549

Dear Mr. Minore:

We received the letter attached as Exhibit A on July 13, 2007, from Tia Jenkins, Senior Assistant Chief Accountant in the Office of Emerging Growth Companies, regarding the "Form 10-K" filed by Technology Funding Partners III Liquidating Trust (the "Trust") on March 29, 2007.

As you recall, Technology Funding Partners III, L.P. (the "Partnership") filed a preliminary Proxy Statement on April 20, 2006, for a Special Meeting of Limited Partners to consider and vote upon the early dissolution of the Partnership. After extensive review by your office, a revised definitive Proxy Statement was filed on June 5, 2006, and included as Exhibits (1) a Plan of Dissolution and Liquidation, (2) a Liquidating Trust Agreement, and (3) a Bill of Sale, Assignment, Acceptance and Assumption Agreement. All provisions of the Proxy Statement were approved by a majority in interest of the Limited Partners at the Special Meeting on July 7, 2006.

Subsequent to that meeting, a Certificate of Cancellation was filed with the Secretary of State of the State of Delaware on July 7, 2006, the Form N-54C was filed with the Securities and Exchange Commission ("SEC") on July 10, 2006, withdrawing the Partnership's election to be regulated as a Business Development Company, and the Form 15 noticing termination of registration under
Section 12(g) of the Securities Exchange Act of 1934 was filed with the SEC on July 11, 2007. . At that point, the Partnership ceased to exist and no longer had any obligation under the Securities Exchange Act of 1934 to file an annual report with the SEC.

However, in an effort to keep Beneficiaries of the Trust informed of the progress of the liquidation of assets, you will remember that the Liquidating Trust Agreement included the following section:

                            ARTICLE  13
                             REPORTING

    13.1 The Trustee will provide Beneficiaries with periodic reports containing unaudited financial statements, including an annual report showing assets and liabilities of the Trust and receipts and disbursements of the Trustee with respect to the Trust for the period. The financial statements will be prepared in accordance with Generally Accepted Accounting Principles but not audited by independent registered public accountants. The unaudited annual report will be filed with the Securities and Exchange Commission under cover of Form 10-K and other reportable events will be filed under Form 8-K. Such filings will be done under the Partnership's Commission file number.

As you recall, this provision was very similar to an earlier filing by another unaffiliated liquidating trust, the PLM Equipment Growth Fund III Liquidating Trust, file no. 001-10813. Under Article 13 of the Liquidating Trust Agreement, the filing on March 29, 2007, was not required to be an audited annual report and was filed "under cover of Form 10-K" only because there was no other mechanism by which to post the information on the SEC's EDGAR system.

We have responded to Ms. Jenkins' letter separately and have attached a copy of that correspondence as Exhibit B. Since we are not familiar with the most appropriate mechanism for sharing the substance of the proxies, we have specifically identified you as the examiner on the Partnership's 2006 proxy filings as well as the related filings for Technology Funding Venture Partners IV and Technology Funding Venture Partners V. Thus, you may receive further inquiries from Ethan Horowitz, Staff Accountant, at 202.551.3311 or Brian Bhandari, Branch Chief, at 202.551.3390.

In closing, Technology Funding and the Trusts acknowledge that:
(1) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filings;
(2) SEC staff comments or changes to disclosure in reviewed filings in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3) the Trusts may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Julie Anne Overton in our Santa Fe office about this matter. You may reach Ms. Overton at 800.821.5323 or 505.982.2200. Thank you.

Very truly yours,

/s/ Charles R. Kokesh
President, Technology Funding Inc.

cc:    Jeffrey Sultan, Jeffer Mangels

Exhibit A


                              United States
                      Securities and Exchange Commission
                          Washington, D.C. 20549

Mail Stop 3561

                                                  July 13, 2007

Charles R. Kokesh
Chief Executive Officer
Technology Funding Partners III Liquidating Trust
1107 Investment Boulevard
Suite 180
El Dorado Hills, CA  95762

        Re:   Technology Funding Partners III Liquidating Trust
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed March 29, 2007
              File No. 000-17998

Dear Mr. Kokesh:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006
-------------------------------------------------

Item 9A - Controls and Procedures
---------------------------------

1. We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-K in the following respects:

    - We note that a partial definition of disclosure controls and procedures was provided. Your disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.
    - We note that you performed an evaluation of the effectiveness of the disclosure controls as of a date within 90 days of the filing of your Form 10-K. Your disclosure should be revised to state, if true, that your evaluation was performed as of the end of the period covered in your Form 10-K.
    - Your disclosures required by Item 308(c) of Regulation S-K should refer to any changes during your last fiscal quarter (or your fourth fiscal quarter in the case of your annual report), not "subsequent to the date of their evaluation."
Please review your filing accordingly.

Financial Statements
--------------------

2. We note that you have appointed Heard, McElroy, Vestal, LLP as your independent accountant. However, it does not appear that there is a report from your independent accountant in your filing or that your financial statements have been audited. Please tell us why you have concluded that it is not necessary for you to provide audited financial statements in your filing or revise to provide audited financial statements in accordance with
    Article 3 of Regulation S-X. For guidance on the form of this audit report, refer to AU Section 9508.

Statements of Investments
-------------------------

3. Considering you present your investments on a net realizable value basis, tell us why the inclusion of a statement of investments is meaningful to users of your financial statements or remove this schedule from your financial statements.

Statement of Changes in Net Assets in Liquidation
-------------------------------------------------

4. In conjunction with the liquidation basis of accounting, it appears you recorded your investments on a net realizable value basis at July 7, 2006. Based on this methodology, any gains or losses should be based on the difference between the proceeds received from disposition and the amount recorded as net realizable value on your statement of net assets in liquidation. It appears you have recorded gains and losses based on your original cost basis. Tell us why you believe your methodology is appropriate or review your financial statements accordingly.

Exhibit 31.1 - Sarbanes-Oxley Section 302 Certification
-------------------------------------------------------

5. In accordance with Item 601 of Regulation S-K, please revise item four of your section 302 certification to remove the reference to "the Exchange Act of 1934 Rules 13a-14 and 15d-14." Please revise this item to refer to "the Exchange Act Rules 13a-15(e) and 15d-15(e)."

6. In accordance with Item 601 of Regulation S-K, please revise item 4b of your section 302 certification to state, if true, that you have "evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation."

7. In accordance with Item 601 of Regulation S-K, please revise item 4c of your section 302 certification to state, if true, that you have "disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

8. In accordance with Item 601 of Regulation S-K, please revise item 5a of your section 302 certification, if true, to refer to all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant. In addition, please remove the statement: "and have identified for the registrant's auditors any material weaknesses in internal control."

9. In accordance with Item 601 of Regulation S-K, please revise item 5b of your section 302 certification to refer to the registrant's internal control over financial reporting.

10. In accordance with Item 601 of Regulation S-K, please review your section 302 certification to exclude item six.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                                     Sincerely,
                                     /s/ Tia Jenkins
                                     Senior Assistant Chief Accountant
                                     Office of Emerging Growth Companies

                                            Technology Funding
                                            460 St. Michael's Drive, Suite 1000
                                            Santa Fe, NM 87505


July 17, 2007


Mr. Ethan Horowitz
Staff Accountant
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Washington, D.C.

VIA FACSIMILE  202.772.9206 and U.S. Mail

Dear Mr. Horowitz:

We received the letter dated July 13, 2007, from Tia Jenkins, Senior Assistant Chief Accountant in the Office of Emerging Growth Companies, regarding the "Form 10-K" filed by Technology Funding Partners III Liquidating Trust (the "Trust") on March 29, 2007.

At the time of the March 29, 2007, filing, the Trust was under no obligation under the Securities Exchange Act of 1934 to file an annual report with the Securities and Exchange Commission ("SEC"). Please allow me to explain the reason for the filing.

Technology Funding Partners III, L.P. (the "Partnership" or "P-3"), along with two affiliated partnerships, Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P. ("VP-4"), and Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. ("VP-5") filed Proxy Statements in 2006 for a Special Meeting of Limited Partners to consider and vote upon the early dissolution of the Partnerships. After extensive review by the SEC's Division of Investment Management, a revised definitive Proxy Statement for P-3 was filed on June 5, 2006, and included as Exhibits (1) a Plan of Dissolution and Liquidation, (2) a Liquidating Trust Agreement, and (3) a Bill of Sale, Assignment, Acceptance and Assumption Agreement. All provisions of the Proxy Statement were approved by a majority in interest of the Limited Partners at the Special Meeting on July 7, 2006.

Subsequent to that meeting, a Certificate of Cancellation was filed with the Secretary of State of the State of Delaware on July 7, 2006, the Form N-54C was filed with the SEC on July 10, 2006, withdrawing the Partnership's election to be regulated as a Business Development Company, and the Form 15 noticing termination of registration under Section 12(g) of the Securities Exchange Act of 1934 was filed with the SEC on July 11, 2007. At that point, the Partnership ceased to exist and no longer had any obligation under the Securities Exchange Act of 1934 to file an annual report with the SEC.

However, in an effort to keep Beneficiaries of the Trust informed of the progress of the liquidation of assets, the Liquidating Trust Agreement included the following section:

                           ARTICLE  13
                            REPORTING

    13.1 The Trustee will provide Beneficiaries with periodic reports containing unaudited financial statements, including an annual report showing assets and liabilities of the Trust and receipts and disbursements of the Trustee with respect to the Trust for the period. The financial statements will be prepared in accordance with Generally Accepted Accounting Principles but not audited by independent registered public accountants. The unaudited annual report will be filed with the Securities and Exchange Commission under cover of Form 10-K and other reportable events will be filed under Form 8-K. Such filings will be done under the Partnership's Commission file number.

This provision was very similar to an earlier filing by another unaffiliated liquidating trust, the PLM Equipment Growth Fund III Liquidating Trust, file no. 001-10813. Under Article 13 of the Liquidating Trust Agreement, the filing on March 29, 2007, was not required to be an audited annual report and was filed "under cover of Form 10-K" only because there was no other mechanism by which to post the information on the SEC's EDGAR system. Please note that a similar filing was done for VP-4's liquidating trust at the same time. The VP-5 liquidating trust terminated prior to December 31, 2006, and did not file unaudited financials on EDGAR.

Dominic Minore of the Division of Investment Management was the examiner on the Partnership's 2006 proxy filings as well as the related filings for VP-4 and VP-5. We have alerted Mr. Minore to your letter dated July 13, 2007, and forwarded him a copy of our response. You may wish to contact Mr. Minore directly at 202.551.6964.

In closing, Technology Funding and the Trusts acknowledge that:
(1) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filings;
(2) SEC staff comments or changes to disclosure in reviewed filings in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3) the Trusts may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Julie Anne Overton in our Santa Fe office about this matter. You may reach Ms. Overton at 800.821.5323 or 505.982.2200. Thank you.

Very truly yours,


/s/ Charles R. Kokesh
President, Technology Funding Inc.

cc:   Jeffrey Sultan, Jeffer Mangels